Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF INCORPORATION

OF

TECHCARE CORP.

(AS AMENDED)

FIRST:	The name of the Registrant is: TechCare Corp.

SECOND:	The registered office in the State of Delaware is to be located at 113 Barksdale Professional Center, Newark, Delaware, County of New Castle, Zip Code 19711. The registered agent in charge thereof is Intercorp, Inc.

THIRD:	The purpose of the Corporation is to engage in any lawful act or activity fot which corporations may be orginaized under the General Corporation Law of Delaware.

FOURTH:	The Registrant shall be authorized to issue five hundred and ten million (510,000,000) shares of capital stock, of which five hundred million (500,000,000) shares shall be shares of common stock, par value $0.0001 per share (“Common Stock”) and ten million (10,000,000) shares shall be shares of preferred stock, par value of $0.0001 per share, which may be issued in one or more series (“Preferred Stock”). The Board of Directors of the Registrant is authorized to fix the powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock and any series thereof pursuant to Section 151 of the Delaware General Registrant Law; and the 446,282,698 shares of Common Stock that are issued and outstanding shall be subject to a reverse stock split of one-for-thirty (1:30) basis.

FIFTH:	The name and mailing address of the incorporator is as follows:

Tamir Levinas
60/12 Mazeh Street
Tel Aviv 65789, Israel

IN WITNESS WHEREOF, said Registrant has caused this certificate to be signed this 1st day of September 2016.

By:	/s/ Zvi Yemini
Name:	Zvi Yemini
Title:	Chairman of the Board